FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Appointment of New Director, NASDAQ Compliance, AGM Voting Results

Vancouver, Canada, July 14, 2009, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, is pleased to announce the appointment of Mr. Darryl Eddy to its Board of Directors and Audit Committee.

Mr. Eddy is President of Radale Inc. a private investment holding company and a managing director of Genpar Capital Inc. He currently serves as a Director of various private companies including several Eddy Group companies which operate in the real estate and building product distribution industries in Eastern Canada. Mr. Eddy is a recently retired partner of PricewaterhouseCoopers LLP and a past Managing Director of PricewaterhouseCoopers Corporate Finance Inc.

The appointment of Mr. Eddy brings the Company into compliance with NASDAQ’s Listing Rule 5605 which requires that the Audit Committee have at least three independent members.

The Company also announces that it has received notification that NASDAQ will not resume enforcement of its minimum $1.00US bid price or market value requirements until August 3, 2009, an extension from the previous deadline. This allows the Company until September 28, 2009 to regain compliance.

The Company also announces the voting results from its Annual General Meeting that was held on July 7, 2009. With more than 82% of eligible votes being cast, all resolutions passed by a sizeable margin. The Company wishes to thank its shareholders for their ongoing support as evidenced by the strong voting results.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue™ SuperJuice, INFINITE Health® Water, and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2009 Leading Brands, Inc.

This news release is available at www.LBIX.com
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